SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AMN Healthcare Services, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
001744101
(CUSIP Number)
Goldman, Sachs & Co.
Attention: Ben I. Adler, Esq.
200 West Street
New York, New York 10282
(212) 902-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 1, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP No.	001744101	13D	Page	2	of	12	Pages

1	NAMES OF REPORTING PERSONS The Goldman Sachs Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		6,275 (See Item 5 below)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,040,638 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		6,275 (See Item 5 below)

WITH	10	SHARED DISPOSITIVE POWER

3,040,638 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,046,913 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.8% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC-CO

CUSIP No.	001744101	13D	Page	3	of	12	Pages

1	NAMES OF REPORTING PERSONS Goldman, Sachs & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,040,638 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,040,638 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,040,638 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.8% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

BD-PN-IA

CUSIP No.	001744101	13D	Page	4	of	12	Pages

1	NAMES OF REPORTING PERSONS GSUIG, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,012,454 (See Item 5 below)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

3,012,454 (See Item 5 below)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,012,454 (See Item 5 below)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

7.7% (See Item 5 below)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	001744101	13D	Page	5	of	12	Pages
Item 1. Security and Issuer.
     This statement on Schedule 13D (“Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of AMN Healthcare Services, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 12400 High Bluff Drive, Suite 100, San Diego, California, 92130.
Item 2. Identity and Background.
     This Schedule 13D is being filed by The Goldman Sachs Group, Inc. (“GS Group”), Goldman, Sachs & Co. (“Goldman Sachs”) and GSUIG, L.L.C. (“GSUIG”) (each, a “Reporting Person” and collectively, the “Reporting Persons”).1 The agreement (the “Joint Filing Agreement”) among the Reporting Persons to file this Schedule 13D, and any amendment or amendments thereto, jointly in accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 99.1.
     The principal business address for each of the Reporting Persons is 200 West Street, New York, New York, 10282.
     GS Group is a Delaware corporation and a bank holding company that (directly or indirectly through subsidiaries or affiliated companies or both) is a leading global investment banking, securities and investment management firm. Goldman Sachs, a New York limited partnership, is a member of the New York Stock Exchange and other national exchanges. GSUIG is a Delaware limited liability company used by the GS Group to hold certain investments. Goldman Sachs is a wholly-owned subsidiary of GS Group. GS Group is the sole member of GSUIG. Goldman Sachs serves as the investment manager for GSUIG.
     During the last five years, none of the Reporting Persons nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Schedules I, II-A or II-B hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) except as set forth on Schedule III hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
     The name, business address, present principal occupation or employment and citizenship of each director of GS Group are set forth on Schedule I hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each executive officer of GSUIG are set forth on Schedule II-A hereto and are incorporated herein by reference. The name, business address, present principal occupation or employment and citizenship of each member of the Principal Investment Area Investment Committee of Goldman Sachs, which exercises the authority of Goldman Sachs in managing GSUIG, are set forth on Schedule II-B hereto and are incorporated herein by reference.

[1]	Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

CUSIP No.	001744101	13D	Page	6	of	12	Pages
Item 3. Source and Amount of Funds or Other Consideration
     GSUIG originally invested in National Healthcare Staffing, LLC, a Florida limited liability company (“NHS”). In August 2007, NHS merged with a wholly-owned subsidiary of NF Investors, Inc., a Delaware corporation (“NFI”), and in connection with such merger GSUIG received Series A Preferred Stock of NFI in exchange for its membership interests in NHS. In addition, in August 2007 GSUIG made an additional capital investment in NFI for additional Series A Preferred Stock of NFI. In April 2008, GSUIG made another investment in NFI and in return received additional shares of Series A Preferred Stock as well as Series C Preferred Stock of NFI. All funds to make such investments came from GSUIG’s working capital. The aggregate amount of funds used to acquire such membership interests in NHS and such shares of Series A and Series C Preferred Stock of NFI was $78,664,601. No additional funds were used by any of the Reporting Persons to acquire any of the shares of Common Stock or Preferred Stock issued in the Merger or to acquire any of the RSUs (as defined below).
     The funds for shares of Common Stock acquired in ordinary course trading activities by Goldman Sachs or another broker or dealer subsidiary of GS Group and reported as beneficially owned in this Schedule 13D came from the working capital of Goldman Sachs or such other subsidiary. The funds for shares of Common Stock which may be deemed to be beneficially owned by the Reporting Persons held in client accounts, if any, with respect to which Goldman Sachs or another subsidiary of GS Group or their employees have investment discretion (“Managed Accounts”) came from client funds. The Reporting Persons disclaim beneficial ownership of shares of Common Stock held in Managed Accounts.
Item 4. Purpose of Transaction
     On July 28, 2010, the Issuer, Nightingale Acquisition, Inc., a Delaware corporation and a wholly-owned subsidiary of the Issuer (“Merger Sub”), Nightingale Acquisition, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Issuer (“LLC Sub”), NFI and GSUIG (in its capacity as the representative of the NFI stockholders) entered into an Agreement and Plan of Merger (as amended by the Amendment (as defined below), the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub merged with and into NFI, with NFI continuing as the surviving corporation (the “Merger”) and, immediately thereafter, NFI (as the surviving corporation of the Merger) merged with and into LLC Sub, with LLC Sub continuing as the surviving company and as a wholly-owned subsidiary of the Issuer. The Merger was approved by the boards of directors of the Issuer, Merger Sub and NFI and by the sole member of LLC Sub and was completed on September 1, 2010.
     Under the terms of the Merger Agreement, NFI stockholders, including GSUIG, received, in the aggregate, (i) 6,300,000 newly issued shares of Common Stock and (ii) 5,432,570.9 shares of newly created Series A Conditional Convertible Preferred Stock, par value $0.01 per share of the Issuer (the “Preferred Stock”), of which, 1,727,272.7 shares of Preferred Stock were placed into escrow as security for a post-closing consideration adjustment, other adjustments and indemnity obligations, all as further described in the Merger Agreement. Pursuant to the Merger, on September 1, 2010, GSUIG received 3,012,454 shares of Common Stock and 2,536,660.6 shares of Preferred Stock. GSUIG also received 102,272.4 shares of Preferred Stock in consideration of a transaction fee payable to GSUIG pursuant to that certain Management Termination and Release Agreement, dated as of July 28, 2010, by and among the Company, GSUIG and the other parties thereto (the “Termination and Release Agreement”).
     Unless and until stockholder approval (as defined in the Certificate of Designations (as defined below)) is obtained, no shares of Preferred Stock are convertible into shares of Common Stock nor do any shares of Preferred Stock have any voting rights (except as required by law for shares of preferred stock).

CUSIP No.	001744101	13D	Page	7	of	12	Pages
Pursuant to the Merger Agreement, the Issuer is required to call a special meeting of its stockholders to seek such stockholder approval. If such stockholder approval is obtained, each share of Preferred Stock will be convertible into 1 share of Common Stock (subject to customary adjustments for accrued and unpaid dividends, if any, and changes in the Issuer’s capital structure) and will become voting shares, on an as converted basis, with the Common Stock as one class. Additionally, shares of Preferred Stock will automatically convert into shares of Common Stock if, following receipt of such stockholder approval, the trading price of the Common Stock is greater than or equal to $10.00 per share for 30 consecutive trading days. All of the terms, rights, obligations and preferences of the shares of Preferred Stock are set forth in the Certificate of Designations of Series A Conditional Convertible Preferred Stock, Par Value $0.01 Per Share, of AMN Healthcare Services, Inc., executed and filed by the Issuer with the Secretary of State of the State of Delaware on August 31, 2010 (the “Certificate of Designations”).
     In connection with the execution of the Merger Agreement, the Issuer entered into, on July 28, 2010, a stockholders agreement (the “Stockholders Agreement”) with certain NFI stockholders, including GSUIG, (the “NFI Parties”) who collectively held approximately 85% of the issued and outstanding shares of capital stock of NFI. Pursuant to the Stockholders Agreement, GSUIG nominated one director to the board of the Issuer and another NFI Party nominated another director to the board of the Issuer, each to serve as directors until the next annual meeting of the Issuer. For as long as GSUIG holds 10% or more of the issued and outstanding capital stock of the Issuer, it will have the right to nominate one director for election to the board of the Issuer. Each of the NFI Parties have agreed to vote their shares of the Issuer’s capital stock in favor of the Issuer’s nominees for election to the board of the Issuer and against the removal of any of the Issuer’s nominated directors and, with respect to any other action to be voted on (other than a business combination involving the Issuer), in accordance with the recommendation of the board of the Issuer, provided that this obligation terminates to the extent that such NFI Party owns less than 3% of the outstanding shares of capital stock of the Issuer.
     Each of the NFI Parties are prohibited from transferring any shares of the Issuer’s capital stock received in connection with the Merger for six months following closing of the Merger. Thereafter, each NFI Party will be able to dispose of its shares of the Issuer’s capital stock received by it in connection with the Merger to unaffiliated third parties as follows: up to 20% of the stock of the Issuer received by it every 6 months (with each additional 20% increment being cumulative and in addition to the amount such NFI Party was otherwise permitted to sell but did not sell in the previous 6-month period).
     Pursuant to the terms of the Stockholders Agreement, commencing at the closing of the Merger until the fifth anniversary of such closing, each of the NFI Parties will be prohibited from (i) acquiring additional shares of Common Stock (or securities convertible or exercisable into shares of Common Stock), (ii) entering into an agreement relating to a change of control transaction or other extraordinary transaction involving the Issuer, (iii) forming, joining or in any way participating in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Issuer or any subsidiary of the Issuer (including, without limitation, any group constituting the NFI Parties and their respective affiliates) and (iv) taking certain actions relating to the voting of securities of the Issuer.
     In connection with the execution of the Merger Agreement, the Issuer also entered into a customary registration rights agreement, dated as of September 1, 2010 (the “Registration Rights Agreement”), with the NFI Parties with respect to the shares of the Common Stock issued to the NFI Parties under the Merger Agreement and any shares of Common Stock issuable upon conversion or exchange of any convertible or exchangeable securities or exercise of any warrants or options now or hereafter held by any NFI Parties, including the Preferred Stock. Pursuant to the Registration Rights Agreement, the Issuer granted to the NFI Parties (i) two demand registration rights, (ii) “piggy-back” registration rights and (iii) Form S-3 shelf registration rights. The registration rights are subject to certain dollar thresholds and other limitations, including (if applicable) holdbacks at the request of underwriters.

CUSIP No.	001744101	13D	Page	8	of	12	Pages
     The foregoing description is qualified in its entirety by reference to the Merger Agreement (including the Amendment), the Termination and Release Agreement, the Certificate of Designations, the Stockholders Agreement and the Registration Rights Agreement. A copy of the Merger Agreement was filed as Exhibit 2.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby incorporated herein by reference. A copy of Amendment No. 1 to the Merger Agreement was filed as Exhibit 2.2 to the Issuer’s current report on Form 8-K filed on September 1, 2010 (the “Amendment”), and is hereby incorporated herein by reference. The form of the Termination and Release Agreement was filed as Exhibit 5 to the Merger Agreement that was filed as Exhibit 2.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby incorporated herein by reference. A copy of the Certificate of Designations was filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed on September 1, 2010, and is hereby incorporated herein by reference. A copy of the Stockholders Agreement was filed as Exhibit 10.1 to the Issuer’s quarterly report on Form 10-Q filed on July 30, 2010, and is hereby incorporated herein by reference. A copy of the Registration Rights Agreement was filed as Exhibit 4.1 to the Issuer’s current report on Form 8-K filed on September 1, 2010, and is hereby incorporated herein by reference.
     The Reporting Persons intend to act in accordance with the terms of the Stockholders Agreement and the Registration Rights Agreement for as long as such agreements remain in effect. Subject to the foregoing, each Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and their investment in the securities of the Issuer, which review may be based on various factors, including, without limitation, the Issuer’s business and financial condition, results of operations and prospects, general economic and industry conditions, the price and availability of shares of the Issuer’s capital stock, the conditions of the securities markets in general and those for the Issuer’s securities in particular, as well as other developments and other investment opportunities. Accordingly, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person reserves the right to change its intentions, as it deems appropriate. In particular, subject to compliance with the terms of the Stockholders Agreement, each Reporting Person may at any time and from time to time, in the open market, in privately negotiated transactions or otherwise, increase their investment in securities of the Issuer or dispose of all or a portion of the securities of the Issuer that the Reporting Persons now own or may hereafter acquire, including, without limitation, sales pursuant to the exercise of the registration rights provided by the Registration Rights Agreement described above. In addition, the Reporting Persons may engage in discussions with management and members of the board of directors of the Issuer regarding the Issuer, including, but not limited to, Issuer’s business and financial condition, results of operations and prospects. The Reporting Persons may take positions with respect to and seek to influence the Issuer regarding the matters discussed above. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein. The Reporting Persons also reserve the right, in each case subject to applicable law, to (i) cause any of the Reporting Persons to distribute (or pay a dividend in kind to their respective partners, members, or stockholders, as the case may be) shares of Common Stock or other securities owned by such Reporting Persons, (ii) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the shares of Common Stock or other securities and (iii) consider participating in a business combination transaction that would result in an acquisition of all of the Issuer’s outstanding Common Stock. To the knowledge of each Reporting Person, each of the persons listed on Schedules I, II-A or II-B hereto may make similar evaluations from time to time or on an ongoing basis.
     Except as set forth above, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Schedules I, II-A or II-B, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation,

CUSIP No.	001744101	13D	Page	9	of	12	Pages
involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Issuer’s board of directors; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
     The information set forth in Item 4 is hereby incorporated herein by reference.
     (a) Immediately following the consummation of the Merger on September 1, 2010, there were 39,087,914 shares of Common Stock issued and outstanding as reported to the Reporting Persons by the Issuer.
     (i) As of the close of business on September 1, 2010, GS Group may be deemed to have beneficially owned 3,046,913 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, (ii) 28,184 shares of Common Stock acquired by Goldman Sachs or another broker or dealer subsidiary of GS Group in ordinary course trading activities and (iii) 6,275 shares of Common Stock issuable pursuant to the Restricted Stock Unit Agreement, representing in the aggregate beneficial ownership of approximately 7.8% of the Common Stock outstanding as reported to the Reporting Persons by the Issuer, and as determined pursuant to Rule 13d-3 promulgated under the Exchange Act.
     (ii) As of the close of business on September 1, 2010, Goldman Sachs may be deemed to have beneficially owned 3,040,638 shares of Common Stock in the aggregate, consisting of (i) 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger and (ii) 28,184 shares of Common Stock acquired by Goldman Sachs or another broker or dealer subsidiary of GS Group in ordinary course trading activities, representing in the aggregate beneficial ownership of approximately 7.8% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer.
     (iii) As of the close of business on September 1, 2010, GSUIG may be deemed to have beneficially owned 3,012,454 shares of Common Stock issued to GSUIG at the closing of the Merger, representing in the aggregate beneficial ownership of approximately 7.7% of the shares of Common Stock outstanding as reported to the Reporting Persons by the Issuer.
     In accordance with SEC (as defined below) Release No. 34-395538 (January 12, 1998) (the “Release”), this filing reflects the securities beneficially owned by certain operating units (collectively, the “Goldman Sachs Reporting Units”) of GS Group and its subsidiaries and affiliates (collectively, “GSG”). This filing does not reflect securities, if any, beneficially owned by any operating units of GSG whose ownership of securities is disaggregated from that of the Goldman Sachs Reporting Units in accordance with the Release. The Goldman Sachs Reporting Units disclaim beneficial ownership of the securities beneficially owned by (i) any client accounts with respect to which the Goldman Sachs Reporting Units or their employees have voting or investment discretion, or both, and (ii) certain investment entities of which the Goldman Sachs Reporting Units act as the general partner, managing

CUSIP No.	001744101	13D	Page	10	of	12	Pages
general partner or other manager, to the extent interests in such entities are held by persons other than the Goldman Sachs Reporting Units.
     The aggregate number of shares of Common Stock described above does not include shares of Common Stock beneficially owned by any other member of any “group” within the meaning of Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder by the Securities and Exchange Commission (“SEC”), in which GS Group, Goldman Sachs or GSUIG may be deemed a member.
     As a result of certain of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a “group,” within the meaning of Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder by the SEC, with, among others, the NFI Parties. The aggregate number of shares of Common Stock that would be deemed beneficially owned collectively by the Reporting Persons and the other NFI Parties, based on available information, is 5,620,329, which represents approximately 14.4% of the shares of Common Stock outstanding as reported by the Issuer to the Reporting Persons. The share ownership reported for the Reporting Persons does not include any shares of Common Stock owned by the NFI Parties who are parties to the Stockholders Agreement, other than GSUIG. Each of the Reporting Persons disclaims membership in any “group” with any person or entity and disclaims beneficial ownership of any shares of Common Stock owned by the NFI Parties to the Stockholders Agreement, other than GSUIG.
     (b) Each Reporting Person has sole or shared power to vote or direct the vote and to dispose or direct the disposition of shares of Common Stock beneficially owned by such Reporting Person as indicated herein.
     (c) Schedule IV hereto sets forth transactions in the Common Stock that were effected during the 60 day period immediately preceding September 1, 2010, all of which were effected in the ordinary course of business of Goldman Sachs or another broker or dealer subsidiary of GS Group. The transactions in the Common Stock, described in Schedule IV, were effected on the New York Stock Exchange, NYSE Arca, the Chicago Stock Exchange or in the over-the-counter market.
     Except as set forth in Schedule IV hereto, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedules I, II-A and II-B hereto, during the 60 day period immediately preceding September 1, 2010.
     In addition to the foregoing, Item 4 and Item 6 also describe additional transactions by the Reporting Persons in the Common Stock.
     (d) Except for clients of Goldman Sachs or another subsidiary of GS Group who may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock, if any, held in Managed Accounts, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Reporting Persons.
     (e) Not applicable.

CUSIP No.	001744101	13D	Page	11	of	12	Pages
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     The information set forth in Items 2, 3 and 4 hereof is hereby incorporated herein by reference.
     Effective as of the consummation of the Merger, Martin Chavez, a managing director of Goldman Sachs, was appointed to the board of directors of the Issuer pursuant to Section 2.1(a) of the Stockholders Agreement. In connection with such appointment, the Issuer granted to Mr. Chavez (i) stock appreciation rights (“SARs”) with respect to 5,397 shares of Common Stock pursuant to a Stock Appreciation Right Agreement (the “SAR Agreement”) and (ii) 6,275 restricted stock units (the “RSUs”) pursuant to a Restricted Stock Unit Agreement (the “Restricted Stock Unit Agreement”).
     Under the SAR Agreement, such SARs, which were granted on September 1, 2010, may be exercised on and after the earlier of the Issuer’s 2011 annual meeting of stockholders or the first anniversary of such grant date, provided that if a change of control occurs, then all of such SARs become immediately fully vested. The SARs entitle the grantee to receive from the Issuer shares of Common Stock having a value equal to the excess of the fair market value (as defined in the SAR Agreement) of the Common Stock on the date of the grantee’s exercise of the SARs over the exercise price of the SARs ($4.55) multiplied by the number of shares of Common Stock with respect to which the SARs shall have been exercised. Accordingly, it is not possible to determine the number of shares of Common Stock issuable pursuant to the SAR Agreement until the date of exercise because the fair market value of the Common Stock constantly fluctuates. The SARs expire on August 31, 2020.
     Under the Restricted Stock Unit Agreement, such RSUs, which were granted on September 1, 2010, may not be settled until they vest. 33% of the RSUs vest on the earlier of the first anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the first year following the grant date, 34% of the RSUs vest on the earlier of the second anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the second year following the grant date and 33% of the RSUs vest on the earlier of the third anniversary of the grant date or the date of the Issuer’s annual meeting of stockholders the third year following the grant date, provided that if a change of control occurs, then all of such RSUs become immediately fully vested. Each vested RSU entitles the grantee to receive one share of Common Stock on the date of the grantee’s termination of service from the Issuer. The RSUs do not have an expiration date.
     Mr. Chavez has an understanding with GS Group pursuant to which such SARs and RSUs are held for the benefit of GS Group.
     The foregoing description is qualified in its entirety by reference to (i) the form of the SAR Agreement for a director, which was filed as Exhibit 99.2 to the Issuer’s current report on Form 8-K filed on April 14, 2006, and is hereby incorporated herein by reference and (ii) the form of Restricted Stock Unit Agreement for a director, which was filed as Exhibit 99.3 to the Issuer’s current report on Form 8-K filed on April 14, 2006, and is hereby incorporated herein by reference.
     Goldman Sachs or another subsidiary of GS Group (collectively, “GS”) may, from time to time, in the ordinary course of business, including as a broker, dealer, bank or investment advisor, be party to, enter into or unwind certain cash settled equity derivatives or similar contractual arrangements which provide indirect economic exposure to, but do not give GS direct or indirect voting, investment or dispositive power over, securities of the Issuer and which may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the securities of the Issuer, the relative value of securities of the Issuer in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which the securities of the Issuer may

CUSIP No.	001744101	13D	Page	12	of	12	Pages
be included, or a combination of any of the foregoing. Accordingly, GS disclaims any beneficial ownership in the securities that may be referenced in such contracts.
     Except for the Merger Agreement (including the Amendment), the Termination and Release Agreement, the Stockholders Agreement, the Registration Rights Agreement, the other agreements, instruments, understandings or arrangements described in Items 2, 3 and 4 above and this Item 6, the other agreements, instruments or arrangements entered into in connection with the Merger as described in Items 2, 3 and 4 above, and the Joint Filing Agreement described in Item 2 above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finders’ fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies among the Reporting Persons or between each Reporting Person and any other person with respect to any securities of the Issuer. No securities are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.
Item 7. Material to be Filed as Exhibits

2.1	Merger Agreement, dated July 28, 2010, by and among the Issuer, Merger Sub, LLC Sub, NFI and GSUIG*
2.2	Amendment No. 1 to Agreement and Plan of Merger Agreement, dated August 29, 2010, by and among the Issuer, Merger Sub, LLC Sub, NFI and GSUIG**
10.1	Stockholders Agreement, dated July 28, 2010, by and among the Issuer and the NFI Parties*
3.1	Certificate of Designations, filed with the Secretary of State of the State of Delaware on August 31, 2010.**
4.1	Registration Rights Agreement, dated September 1, 2010 by and among the Issuer and the NFI Parties.**
99.1	Agreement of Joint Filing, as required by Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, dated as of September 13, 2010, by and among The Goldman Sachs Group Inc., Goldman, Sachs & Co. and GSUIG, L.L.C.
24.1	Power of Attorney, dated October 6, 2008, relating to The Goldman Sachs Group, Inc.
24.2	Power of Attorney, dated October 6, 2008, relating to Goldman, Sachs & Co.
24.3	Power of Attorney, dated September 8, 2009, relating to GSUIG, L.L.C.

*	Filed as exhibits to the Issuer’s Form 10-Q filed on July 30, 2010.

**	Filed as exhibits to the Issuer’s Form 8-K filed on September 1, 2010.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated as of September 13, 2010

THE GOLDMAN SACHS GROUP, INC.
By:	\s\ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of September 13, 2010

GOLDMAN, SACHS & CO.
By:	\s\ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Dated as of September 13, 2010

GSUIG, L.L.C.
By:	\s\ Kevin P. Treanor
	Name:	Kevin P. Treanor
	Title:	Attorney-in-fact

Schedule I
     The name of each director of The Goldman Sachs Group, Inc. is set forth below.
     The business address of each person listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282-2188.
     Each person is a citizen of the United States of America except for Claes Dahlback, who is a citizen of Sweden, and Lakshmi N. Mittal, who is a citizen of India. The present principal occupation or employment of each of the listed persons is set forth below.

Name	Present Principal Occupation

Lloyd C. Blankfein	Chairman of the Board and Chief Executive Officer of The Goldman Sachs Group, Inc.
Gary D. Cohn	President and Chief Operating Officer of The Goldman Sachs Group, Inc.
John H. Bryan	Retired Chairman and Chief Executive Officer of Sara Lee Corporation
Claes Dahlback	Senior Advisor to Investor AB and Foundation Asset Management
Stephen Friedman	Chairman of Stone Point Capital
William W. George	Professor of Management Practice at the Harvard Business School and Former Chairman and Chief Executive Officer of Medtronic, Inc.
James A. Johnson	Vice Chairman of Perseus, L.L.C.
Lois D. Juliber	Former Vice Chairman and Chief Operating Officer of the Colgate-Palmolive Company
Lakshmi N. Mittal	Chairman and Chief Executive Officer of ArcelorMittal S.A.
James J. Schiro	Former Chief Executive Officer of Zurich Financial Services
H. Lee Scott, Jr.	Chairman of the Executive Committee of the board of Wal-Mart Stores, Inc.

Schedule II-A
     The name, position and present principal occupation of each executive officer of GSUIG, L.L.C. are set forth below.
     The business address for all the executive officers listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282.
     All executive officers listed below are United States citizens.

Name	Position	Present Principal Occupation

Richard A. Friedman	Director	Managing Director of Goldman, Sachs & Co.

Kevin M. Jordan	Director	Managing Director of Goldman, Sachs & Co.

Schedule II-B
     The name and principal occupation of each member of the Principal Investment Area Investment Committee of Goldman, Sachs & Co., which exercises the authority of Goldman, Sachs & Co. in managing GSUIG, L.L.C. are set forth below.
     The business address for each member listed below is c/o Goldman, Sachs & Co., 200 West Street, New York, New York 10282, except as follows: The business address of each of Robert R. Gheewalla, Hughes B. Lepic and Martin A. Hintze is Peterborough Court, 133 Fleet Street, London EC4A 2BB, England. The business address of Muneer A. Satter is 71 South Wacker Drive, Chicago, IL 60606. The business address of each of Sanggyun Ahn and Andrew E. Wolff is Cheung Kong Center, 68th Floor, 2 Queens Road, Central, Hong Kong. The business address of each of Ankur A. Sahu and Shigeki Kiritani is Roppongi Hills, Mori Tower, Level 43-48, 10-1, Roppongi 6-chome, Minato-ku, Tokyo, 106-6147, Japan.
     All members listed below are United States citizens, except as follows: Sarah E. Smith is a citizen of the United Kingdom; Hughes B. Lepic is a citizen of France; Adrian M. Jones is a citizen of Ireland; Martin A. Hintze is a citizen of Germany; Sanggyun Ahn is a citizen of South Korea, Shigeki Kiritani is a citizen of Japan and Ankur A. Sahu is a citizen of India.

Name	Present Principal Occupation

Ben I. Adler	Managing Director of Goldman, Sachs & Co.

Sanggyun Ahn	Managing Director of Goldman Sachs (Asia) L.L.C.

Gerald J. Cardinale	Managing Director of Goldman, Sachs & Co.

Thomas G. Connolly	Managing Director of Goldman, Sachs & Co.

Henry Cornell	Managing Director of Goldman, Sachs & Co.

Joe DiSabato	Managing Director of Goldman, Sachs & Co.

Elizabeth C. Fascitelli	Managing Director of Goldman, Sachs & Co.

Richard A. Friedman	Managing Director of Goldman, Sachs & Co.

Robert R. Gheewalla	Managing Director of Goldman, Sachs International

Joseph H. Gleberman	Managing Director of Goldman, Sachs & Co.

Martin A Hintze	Managing Director of Goldman, Sachs International

Adrian M. Jones	Managing Director of Goldman, Sachs & Co.

Shigeki Kiritani	Managing Director of Goldman Sachs (Japan) L.L.C.

Michael E. Koester	Managing Director of Goldman, Sachs & Co.

Name	Present Principal Occupation

Hughes B. Lepic	Managing Director of Goldman, Sachs International

Sanjeev K. Mehra	Managing Director of Goldman, Sachs & Co.

Kenneth A. Pontarelli	Managing Director of Goldman, Sachs & Co.

Ankur A. Sahu	Managing Director of Goldman Sachs (Japan) L.L.C.

Muneer A. Satter	Managing Director of Goldman, Sachs & Co.

Sarah E. Smith	Managing Director of Goldman, Sachs & Co.

Andrew E. Wolff	Managing Director of Goldman Sachs (Asia) L.L.C.

Schedule III
     In May 2006, the Securities and Exchange Commission (“SEC”) alleged that fourteen investment banking firms, including Goldman, Sachs & Co. (“Goldman Sachs”), violated Section 17(a)(2) of the Securities Act of 1933, by engaging in one or more practices relating to auctions of auction rate securities during the period from January 1, 2003 through June 30, 2004 as described in the cease-and-desist order entered by the SEC. Goldman Sachs has agreed to provide certain disclosures about its material auction practices and procedures to auction participants and to certify to the SEC that it has implemented certain procedures relating to the auction process. As part of a multi-firm settlement, Goldman Sachs submitted an Offer of Settlement which was accepted by the SEC on May 31, 2006. Without admitting or denying the allegations, Goldman Sachs consented to a censure and cease-and-desist order and payment of $1,500,000 civil money penalty.
     On July 15, 2010, Goldman Sachs agreed with the SEC to settle the SEC’s pending case against Goldman Sachs relating to disclosures in the ABACUS 2007-AC1 CDO offering. Goldman Sachs consented to the entry of a final judgment by the court, which has approved the settlement, providing for the payment of penalties and disgorgement totaling $550 million, Goldman Sachs’s implementation of certain remedial measures focused on offerings of mortgage-related securities and an injunction against violating Section 17(a) of the Securities Act of 1933 in the offer or sale of any security. The conduct of Goldman Sachs alleged in the SEC’s complaint involved an offering of a synthetic collateralized debt obligation, which referenced a portfolio of synthetic residential mortgage-backed securities, by Goldman Sachs or its affiliates to qualified institutional buyers in reliance on the exemption from registration under the Securities Act of 1933 provided by Rule 144A and to non-U.S. persons in reliance on the safe harbor from registration provided by Regulation S. Specifically, the complaint alleged that the offering materials, in describing the Portfolio Selection Agent for the portfolio of synthetic residential mortgage-backed securities, should have disclosed that the hedge fund assuming the short side of the transaction had played a role in the selection process. In its consent to the judgment, Goldman Sachs acknowledged that it was a mistake not to disclose the role of the hedge fund.

Schedule IV

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	44	7.1500	7/6/2010	7/9/2010
S	13	7.1400	7/6/2010	7/9/2010
S	69	6.9600	7/6/2010	7/9/2010
S	31	6.9600	7/6/2010	7/9/2010
P	23	6.6900	7/6/2010	7/9/2010
P	77	6.6900	7/6/2010	7/9/2010
P	59	6.7100	7/6/2010	7/9/2010
P	2	6.7100	7/6/2010	7/9/2010
S	69	6.7100	7/6/2010	7/9/2010
P	7	6.6880	7/6/2010	7/9/2010
S	7	6.6880	7/6/2010	7/9/2010
S	79	6.7100	7/6/2010	7/9/2010
P	79	6.7100	7/6/2010	7/9/2010
P	3	6.7100	7/6/2010	7/9/2010
S	3	6.7100	7/6/2010	7/9/2010
S	36	6.7100	7/6/2010	7/9/2010
P	36	6.7100	7/6/2010	7/9/2010
S	36	6.7100	7/6/2010	7/9/2010
P	36	6.7100	7/6/2010	7/9/2010
P	1,220	6.7100	7/6/2010	7/9/2010
S	100	7.0200	7/6/2010	7/9/2010
S	100	6.9900	7/6/2010	7/9/2010
S	100	6.9750	7/6/2010	7/9/2010
S	100	6.9550	7/6/2010	7/9/2010
S	100	6.9550	7/6/2010	7/9/2010
S	100	6.9400	7/6/2010	7/9/2010
S	100	6.9100	7/6/2010	7/9/2010
S	100	6.9150	7/6/2010	7/9/2010
S	100	6.9050	7/6/2010	7/9/2010
S	100	6.9300	7/6/2010	7/9/2010
S	120	6.9100	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6800	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6800	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	100	6.6800	7/6/2010	7/9/2010
P	100	6.6800	7/6/2010	7/9/2010
P	100	6.6900	7/6/2010	7/9/2010
P	2,623	6.6880	7/6/2010	7/9/2010
S	2,623	6.6880	7/6/2010	7/9/2010
P	704	6.7100	7/6/2010	7/9/2010
S	704	6.7100	7/6/2010	7/9/2010
P	627	6.7100	7/6/2010	7/9/2010
S	627	6.7100	7/6/2010	7/9/2010
S	36	6.8300	7/7/2010	7/12/2010
S	1	6.8500	7/7/2010	7/12/2010
P	27	6.7900	7/7/2010	7/12/2010
P	5	7.0200	7/7/2010	7/12/2010
P	95	7.0200	7/7/2010	7/12/2010
P	33	7.0600	7/7/2010	7/12/2010
P	21	7.0737	7/7/2010	7/12/2010
S	21	7.0737	7/7/2010	7/12/2010
P	77	7.0800	7/7/2010	7/12/2010
S	77	7.0800	7/7/2010	7/12/2010
P	3	7.0800	7/7/2010	7/12/2010
S	3	7.0800	7/7/2010	7/12/2010
P	1	7.0800	7/7/2010	7/12/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	1	7.0800	7/7/2010	7/12/2010
P	3	7.0737	7/7/2010	7/12/2010
S	3	7.0737	7/7/2010	7/12/2010
P	3	7.0800	7/7/2010	7/12/2010
S	3	7.0800	7/7/2010	7/12/2010
P	1,206	7.0800	7/7/2010	7/12/2010
P	100	6.8400	7/7/2010	7/12/2010
P	100	6.8600	7/7/2010	7/12/2010
P	100	6.8600	7/7/2010	7/12/2010
P	100	6.7900	7/7/2010	7/12/2010
P	100	6.7800	7/7/2010	7/12/2010
P	100	6.7800	7/7/2010	7/12/2010
P	100	6.7400	7/7/2010	7/12/2010
P	108	6.7400	7/7/2010	7/12/2010
P	100	6.7600	7/7/2010	7/12/2010
P	100	7.0800	7/7/2010	7/12/2010
P	100	7.0800	7/7/2010	7/12/2010
P	100	7.0800	7/7/2010	7/12/2010
P	300	7.0700	7/7/2010	7/12/2010
P	800	7.0800	7/7/2010	7/12/2010
S	209	7.0800	7/7/2010	7/12/2010
P	209	7.0800	7/7/2010	7/12/2010
P	952	7.0737	7/7/2010	7/12/2010
S	952	7.0737	7/7/2010	7/12/2010
P	556	7.0737	7/7/2010	7/12/2010
S	556	7.0737	7/7/2010	7/12/2010
P	132	7.0800	7/7/2010	7/12/2010
S	132	7.0800	7/7/2010	7/12/2010
P	122	7.0800	7/7/2010	7/12/2010
S	122	7.0800	7/7/2010	7/12/2010
S	122	7.0800	7/7/2010	7/12/2010
P	122	7.0800	7/7/2010	7/12/2010
P	633	7.0800	7/7/2010	7/12/2010
S	633	7.0800	7/7/2010	7/12/2010
P	44	7.2000	7/8/2010	7/13/2010
P	47	7.2000	7/8/2010	7/13/2010
P	31	7.3000	7/8/2010	7/13/2010
P	41	7.3000	7/8/2010	7/13/2010
P	13	7.3000	7/8/2010	7/13/2010
P	33	7.3000	7/8/2010	7/13/2010
P	100	7.2800	7/8/2010	7/13/2010
P	100	7.2900	7/8/2010	7/13/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	7.3000	7/8/2010	7/13/2010
P	400	7.3000	7/8/2010	7/13/2010
P	400	7.3000	7/8/2010	7/13/2010
P	2,200	7.3000	7/8/2010	7/13/2010
P	3,333	7.2991	7/8/2010	7/13/2010
S	3,333	7.2991	7/8/2010	7/13/2010
S	3,333	7.3000	7/8/2010	7/13/2010
P	3,333	7.3000	7/8/2010	7/13/2010
P	12	7.3000	7/9/2010	7/14/2010
S	12	7.3000	7/9/2010	7/14/2010
S	12	7.3000	7/9/2010	7/14/2010
P	12	7.3000	7/9/2010	7/14/2010
S	51	7.3000	7/9/2010	7/14/2010
S	10	7.3200	7/9/2010	7/14/2010
S	72	7.3200	7/9/2010	7/14/2010
S	4	7.3149	7/9/2010	7/14/2010
P	4	7.3149	7/9/2010	7/14/2010
S	1	7.3200	7/9/2010	7/14/2010
P	1	7.3200	7/9/2010	7/14/2010
S	63	7.3200	7/9/2010	7/14/2010
P	63	7.3200	7/9/2010	7/14/2010
S	4	7.3149	7/9/2010	7/14/2010
P	4	7.3149	7/9/2010	7/14/2010
S	1	7.3200	7/9/2010	7/14/2010
P	1	7.3200	7/9/2010	7/14/2010
P	1	7.3200	7/9/2010	7/14/2010
S	1	7.3200	7/9/2010	7/14/2010
P	1	7.3200	7/9/2010	7/14/2010
S	1	7.3200	7/9/2010	7/14/2010
S	100	7.3100	7/9/2010	7/14/2010
S	200	7.3100	7/9/2010	7/14/2010
S	100	7.3100	7/9/2010	7/14/2010
S	100	7.3200	7/9/2010	7/14/2010
S	100	7.3100	7/9/2010	7/14/2010
S	100	7.3200	7/9/2010	7/14/2010
S	100	7.3200	7/9/2010	7/14/2010
S	100	7.3200	7/9/2010	7/14/2010
S	804	7.3200	7/9/2010	7/14/2010
P	804	7.3200	7/9/2010	7/14/2010
S	366	7.3200	7/9/2010	7/14/2010
P	366	7.3200	7/9/2010	7/14/2010
S	137	7.3200	7/9/2010	7/14/2010
P	137	7.3200	7/9/2010	7/14/2010
S	304	7.3149	7/9/2010	7/14/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	304	7.3149	7/9/2010	7/14/2010
S	668	7.3149	7/9/2010	7/14/2010
P	668	7.3149	7/9/2010	7/14/2010
S	200	7.3200	7/9/2010	7/14/2010
P	200	7.3200	7/9/2010	7/14/2010
P	4	7.3200	7/12/2010	7/15/2010
S	4	7.3200	7/12/2010	7/15/2010
S	4	7.3200	7/12/2010	7/15/2010
P	4	7.3200	7/12/2010	7/15/2010
P	2	7.2800	7/12/2010	7/15/2010
S	47	7.0300	7/12/2010	7/15/2010
S	13	7.0300	7/12/2010	7/15/2010
S	5	7.0354	7/12/2010	7/15/2010
P	5	7.0354	7/12/2010	7/15/2010
P	3,050	7.0300	7/12/2010	7/15/2010
P	204	7.0300	7/12/2010	7/15/2010
S	100	7.2950	7/12/2010	7/15/2010
S	100	7.3050	7/12/2010	7/15/2010
S	100	7.0900	7/12/2010	7/15/2010
S	600	7.0300	7/12/2010	7/15/2010
S	200	7.0300	7/12/2010	7/15/2010
S	200	7.0300	7/12/2010	7/15/2010
S	1,108	7.0354	7/12/2010	7/15/2010
P	1,108	7.0354	7/12/2010	7/15/2010
P	88	7.0300	7/13/2010	7/16/2010
S	88	7.0300	7/13/2010	7/16/2010
S	88	7.0300	7/13/2010	7/16/2010
P	88	7.0300	7/13/2010	7/16/2010
P	38	7.1700	7/13/2010	7/16/2010
P	2	7.1700	7/13/2010	7/16/2010
P	17	7.2600	7/13/2010	7/16/2010
P	29	7.3400	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2600	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2900	7/13/2010	7/16/2010
P	100	7.2800	7/13/2010	7/16/2010
P	100	7.2800	7/13/2010	7/16/2010
P	100	7.2900	7/13/2010	7/16/2010
P	100	7.2900	7/13/2010	7/16/2010
P	100	7.2800	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2800	7/13/2010	7/16/2010
P	100	7.2900	7/13/2010	7/16/2010
P	100	7.2700	7/13/2010	7/16/2010
P	100	7.2900	7/13/2010	7/16/2010
P	100	7.3000	7/13/2010	7/16/2010
P	100	7.3000	7/13/2010	7/16/2010
P	100	7.3000	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3000	7/13/2010	7/16/2010
P	100	7.3000	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3100	7/13/2010	7/16/2010
P	100	7.3200	7/13/2010	7/16/2010
P	100	7.3300	7/13/2010	7/16/2010
P	100	7.3400	7/13/2010	7/16/2010
P	100	7.3500	7/13/2010	7/16/2010
P	100	7.3600	7/13/2010	7/16/2010
P	100	7.3500	7/13/2010	7/16/2010
P	100	7.3500	7/13/2010	7/16/2010
P	100	7.3500	7/13/2010	7/16/2010
P	100	7.3500	7/13/2010	7/16/2010
P	100	7.3700	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010
P	100	7.3900	7/13/2010	7/16/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	7.4000	7/13/2010	7/16/2010
P	100	7.4200	7/13/2010	7/16/2010
P	100	7.4300	7/13/2010	7/16/2010
P	100	7.4200	7/13/2010	7/16/2010
P	100	7.4200	7/13/2010	7/16/2010
P	100	7.4200	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	85	7.4100	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	36	7.4100	7/13/2010	7/16/2010
P	100	7.4100	7/13/2010	7/16/2010
P	100	7.4000	7/13/2010	7/16/2010
P	68	7.4100	7/13/2010	7/16/2010
P	600	7.4100	7/13/2010	7/16/2010
P	100	7.4000	7/13/2010	7/16/2010
S	7	7.4100	7/13/2010	7/16/2010
S	12	7.3844	7/13/2010	7/16/2010
P	12	7.3844	7/13/2010	7/16/2010
S	38	7.4100	7/13/2010	7/16/2010
P	38	7.4100	7/13/2010	7/16/2010
S	26	7.3844	7/13/2010	7/16/2010
P	26	7.3844	7/13/2010	7/16/2010
S	81	7.4100	7/13/2010	7/16/2010
P	81	7.4100	7/13/2010	7/16/2010
S	16	7.4100	7/13/2010	7/16/2010
P	16	7.4100	7/13/2010	7/16/2010
P	16	7.4100	7/13/2010	7/16/2010
S	16	7.4100	7/13/2010	7/16/2010
P	100	7.1650	7/13/2010	7/16/2010
P	100	7.1700	7/13/2010	7/16/2010
P	100	7.3400	7/13/2010	7/16/2010
S	100	7.4000	7/13/2010	7/16/2010
S	200	7.4100	7/13/2010	7/16/2010
P	118	7.4100	7/13/2010	7/16/2010
S	118	7.4100	7/13/2010	7/16/2010
S	107	7.4100	7/13/2010	7/16/2010
P	107	7.4100	7/13/2010	7/16/2010
S	4	7.3700	7/14/2010	7/19/2010
P	100	7.3950	7/14/2010	7/19/2010
P	100	7.4000	7/14/2010	7/19/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	28	7.2000	7/15/2010	7/20/2010
P	100	7.2000	7/15/2010	7/20/2010
P	15,000	7.5000	7/16/2010	7/21/2010
S	15,000	7.5000	7/16/2010	7/21/2010
P	70	7.1600	7/16/2010	7/21/2010
S	3	7.0000	7/16/2010	7/21/2010
S	95	6.9000	7/16/2010	7/21/2010
S	1	6.9000	7/16/2010	7/21/2010
S	99	6.9000	7/16/2010	7/21/2010
S	2	6.9100	7/16/2010	7/21/2010
S	33	6.8700	7/16/2010	7/21/2010
S	98	6.8300	7/16/2010	7/21/2010
P	4	6.8400	7/16/2010	7/21/2010
S	3	6.8300	7/16/2010	7/21/2010
S	74	6.8300	7/16/2010	7/21/2010
P	1	6.8300	7/16/2010	7/21/2010
S	36	6.8300	7/16/2010	7/21/2010
P	36	6.8300	7/16/2010	7/21/2010
P	1,700	7.1600	7/16/2010	7/21/2010
P	800	7.1600	7/16/2010	7/21/2010
S	200	7.1500	7/16/2010	7/21/2010
S	200	7.1500	7/16/2010	7/21/2010
S	200	7.1600	7/16/2010	7/21/2010
S	100	6.9500	7/16/2010	7/21/2010
S	100	6.9500	7/16/2010	7/21/2010
S	100	6.9500	7/16/2010	7/21/2010
S	100	6.9300	7/16/2010	7/21/2010
S	100	6.9300	7/16/2010	7/21/2010
S	100	6.9500	7/16/2010	7/21/2010
S	100	6.9400	7/16/2010	7/21/2010
S	100	6.9500	7/16/2010	7/21/2010
S	100	6.9100	7/16/2010	7/21/2010
P	100	6.8600	7/16/2010	7/21/2010
P	100	6.8700	7/16/2010	7/21/2010
P	100	6.8600	7/16/2010	7/21/2010
S	200	6.8900	7/16/2010	7/21/2010
S	200	6.8900	7/16/2010	7/21/2010
S	200	6.9100	7/16/2010	7/21/2010
S	100	6.9100	7/16/2010	7/21/2010
S	100	6.9100	7/16/2010	7/21/2010
S	100	6.9100	7/16/2010	7/21/2010
P	100	6.8950	7/16/2010	7/21/2010
P	100	6.8550	7/16/2010	7/21/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	6.8400	7/16/2010	7/21/2010
P	100	6.8500	7/16/2010	7/21/2010
P	100	6.8400	7/16/2010	7/21/2010
P	100	6.8300	7/16/2010	7/21/2010
S	500	6.8300	7/16/2010	7/21/2010
S	211	6.8300	7/16/2010	7/21/2010
P	211	6.8300	7/16/2010	7/21/2010
S	247	6.8300	7/16/2010	7/21/2010
P	247	6.8300	7/16/2010	7/21/2010
S	211	6.8300	7/16/2010	7/21/2010
P	211	6.8300	7/16/2010	7/21/2010
S	36	6.8500	7/19/2010	7/22/2010
S	11	6.8500	7/19/2010	7/22/2010
P	40	6.7200	7/19/2010	7/22/2010
S	40	6.7200	7/19/2010	7/22/2010
P	40	6.7200	7/19/2010	7/22/2010
S	40	6.7200	7/19/2010	7/22/2010
S	200	6.8500	7/19/2010	7/22/2010
P	100	6.8700	7/19/2010	7/22/2010
P	100	6.8700	7/19/2010	7/22/2010
P	100	6.8700	7/19/2010	7/22/2010
P	100	6.7000	7/19/2010	7/22/2010
P	100	6.6900	7/19/2010	7/22/2010
P	100	6.6900	7/19/2010	7/22/2010
P	100	6.6900	7/19/2010	7/22/2010
P	100	6.5800	7/19/2010	7/22/2010
P	100	6.5900	7/19/2010	7/22/2010
P	100	6.7200	7/19/2010	7/22/2010
P	100	6.7100	7/19/2010	7/22/2010
P	200	6.7150	7/19/2010	7/22/2010
S	200	6.7150	7/19/2010	7/22/2010
P	240	6.7200	7/19/2010	7/22/2010
S	240	6.7200	7/19/2010	7/22/2010
P	40	6.5900	7/20/2010	7/23/2010
P	13	6.5900	7/20/2010	7/23/2010
P	67	6.7200	7/20/2010	7/23/2010
S	67	6.7200	7/20/2010	7/23/2010
S	67	6.7200	7/20/2010	7/23/2010
P	67	6.7200	7/20/2010	7/23/2010
P	73	6.4700	7/20/2010	7/23/2010
P	91	6.5400	7/20/2010	7/23/2010
P	62	6.5400	7/20/2010	7/23/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	11	6.5400	7/20/2010	7/23/2010
S	11	6.5400	7/20/2010	7/23/2010
P	21	6.5457	7/20/2010	7/23/2010
S	21	6.5457	7/20/2010	7/23/2010
P	55	6.5457	7/20/2010	7/23/2010
S	55	6.5457	7/20/2010	7/23/2010
P	4	6.5400	7/20/2010	7/23/2010
S	4	6.5400	7/20/2010	7/23/2010
P	35	6.5400	7/20/2010	7/23/2010
S	35	6.5400	7/20/2010	7/23/2010
S	1,130	6.5400	7/20/2010	7/23/2010
P	100	6.4700	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5500	7/20/2010	7/23/2010
P	100	6.5400	7/20/2010	7/23/2010
P	200	6.5400	7/20/2010	7/23/2010
P	1,197	6.5400	7/20/2010	7/23/2010
S	1,197	6.5400	7/20/2010	7/23/2010
P	976	6.5457	7/20/2010	7/23/2010
S	976	6.5457	7/20/2010	7/23/2010
P	186	6.5400	7/20/2010	7/23/2010
S	186	6.5400	7/20/2010	7/23/2010
P	200	6.5400	7/20/2010	7/23/2010
S	200	6.5400	7/20/2010	7/23/2010
P	45	6.6500	7/21/2010	7/26/2010
P	35	6.5900	7/21/2010	7/26/2010
S	68	6.4600	7/21/2010	7/26/2010
S	6	6.4600	7/21/2010	7/26/2010
P	26	6.5000	7/21/2010	7/26/2010
S	45	6.4800	7/21/2010	7/26/2010
P	1	6.4800	7/21/2010	7/26/2010
P	1	6.4800	7/21/2010	7/26/2010
S	1	6.4800	7/21/2010	7/26/2010
S	73	6.4800	7/21/2010	7/26/2010
P	73	6.4800	7/21/2010	7/26/2010
S	5,136	6.4800	7/21/2010	7/26/2010
S	72	6.4800	7/21/2010	7/26/2010
P	72	6.4800	7/21/2010	7/26/2010
P	1,508	6.4800	7/21/2010	7/26/2010
S	1,508	6.4800	7/21/2010	7/26/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	100	6.6200	7/21/2010	7/26/2010
P	100	6.5950	7/21/2010	7/26/2010
P	100	6.4900	7/21/2010	7/26/2010
P	100	6.4900	7/21/2010	7/26/2010
S	100	6.4900	7/21/2010	7/26/2010
S	100	6.4900	7/21/2010	7/26/2010
S	100	6.4800	7/21/2010	7/26/2010
S	100	6.4800	7/21/2010	7/26/2010
S	100	6.4800	7/21/2010	7/26/2010
S	100	6.4800	7/21/2010	7/26/2010
S	100	6.4800	7/21/2010	7/26/2010
S	699	6.4829	7/21/2010	7/26/2010
P	699	6.4829	7/21/2010	7/26/2010
S	773	6.4800	7/21/2010	7/26/2010
P	773	6.4800	7/21/2010	7/26/2010
S	29,000	6.5400	7/21/2010	7/26/2010
P	29,000	6.5400	7/21/2010	7/26/2010
S	72	6.6300	7/22/2010	7/27/2010
S	1	6.6200	7/22/2010	7/27/2010
S	2	6.6100	7/22/2010	7/27/2010
P	85	6.8400	7/22/2010	7/27/2010
S	51	6.8400	7/22/2010	7/27/2010
P	35	6.8400	7/22/2010	7/27/2010
S	73	6.8400	7/22/2010	7/27/2010
P	16	6.8400	7/22/2010	7/27/2010
S	16	6.8400	7/22/2010	7/27/2010
S	4	6.8400	7/22/2010	7/27/2010
P	4	6.8400	7/22/2010	7/27/2010
P	3	6.8400	7/22/2010	7/27/2010
S	3	6.8400	7/22/2010	7/27/2010
S	7	6.8400	7/22/2010	7/27/2010
P	7	6.8400	7/22/2010	7/27/2010
P	191	6.6600	7/22/2010	7/27/2010
P	100	6.6800	7/22/2010	7/27/2010
P	100	6.7000	7/22/2010	7/27/2010
P	100	6.7200	7/22/2010	7/27/2010
P	51	6.7550	7/22/2010	7/27/2010
S	100	6.8400	7/22/2010	7/27/2010
P	600	6.8400	7/22/2010	7/27/2010
S	300	6.8400	7/22/2010	7/27/2010
S	100	6.8400	7/22/2010	7/27/2010
S	100	6.8400	7/22/2010	7/27/2010
P	258	6.8400	7/22/2010	7/27/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	258	6.8400	7/22/2010	7/27/2010
S	745	6.8400	7/22/2010	7/27/2010
P	745	6.8400	7/22/2010	7/27/2010
P	1,107	6.8400	7/22/2010	7/27/2010
S	1,107	6.8400	7/22/2010	7/27/2010
S	373	6.8400	7/22/2010	7/27/2010
P	373	6.8400	7/22/2010	7/27/2010
P	1,358	6.8400	7/22/2010	7/27/2010
S	1,358	6.8400	7/22/2010	7/27/2010
S	373	6.8400	7/22/2010	7/27/2010
P	373	6.8400	7/22/2010	7/27/2010
S	1	6.8400	7/23/2010	7/28/2010
P	1	6.8400	7/23/2010	7/28/2010
P	70	6.8400	7/23/2010	7/28/2010
S	70	6.8400	7/23/2010	7/28/2010
P	5	6.8100	7/23/2010	7/28/2010
S	70	6.8400	7/23/2010	7/28/2010
P	70	6.8400	7/23/2010	7/28/2010
P	12	6.7800	7/23/2010	7/28/2010
S	1	6.7800	7/23/2010	7/28/2010
P	96	6.8700	7/23/2010	7/28/2010
P	12	6.8700	7/23/2010	7/28/2010
P	12	6.8700	7/23/2010	7/28/2010
S	8	6.8700	7/23/2010	7/28/2010
S	94	6.8700	7/23/2010	7/28/2010
S	6	6.8700	7/23/2010	7/28/2010
S	43	7.0500	7/23/2010	7/28/2010
S	41	7.0200	7/23/2010	7/28/2010
S	5	7.0100	7/23/2010	7/28/2010
S	5	7.0100	7/23/2010	7/28/2010
S	26	7.0200	7/23/2010	7/28/2010
S	74	7.0200	7/23/2010	7/28/2010
S	3	7.0200	7/23/2010	7/28/2010
S	97	7.0200	7/23/2010	7/28/2010
S	42	7.0200	7/23/2010	7/28/2010
S	56	7.0200	7/23/2010	7/28/2010
P	66	7.0700	7/23/2010	7/28/2010
S	5	7.0700	7/23/2010	7/28/2010
S	12	7.0700	7/23/2010	7/28/2010
S	1	7.0700	7/23/2010	7/28/2010
P	1	7.0700	7/23/2010	7/28/2010
S	1	7.0700	7/23/2010	7/28/2010
P	1	7.0700	7/23/2010	7/28/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	9	7.0700	7/23/2010	7/28/2010
S	9	7.0700	7/23/2010	7/28/2010
S	2	7.0700	7/23/2010	7/28/2010
P	2	7.0700	7/23/2010	7/28/2010
S	1	7.0700	7/23/2010	7/28/2010
P	1	7.0700	7/23/2010	7/28/2010
P	100	6.7800	7/23/2010	7/28/2010
S	100	6.8400	7/23/2010	7/28/2010
S	100	6.8400	7/23/2010	7/28/2010
S	300	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	200	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	100	6.8700	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	100	6.8600	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	100	6.9000	7/23/2010	7/28/2010
S	100	6.9000	7/23/2010	7/28/2010
S	100	6.8900	7/23/2010	7/28/2010
S	200	6.8900	7/23/2010	7/28/2010
S	200	6.8600	7/23/2010	7/28/2010
S	200	6.8600	7/23/2010	7/28/2010
S	100	6.8800	7/23/2010	7/28/2010
S	100	6.8800	7/23/2010	7/28/2010
S	100	6.8800	7/23/2010	7/28/2010
S	100	6.8800	7/23/2010	7/28/2010
S	100	6.9700	7/23/2010	7/28/2010
S	100	6.9700	7/23/2010	7/28/2010
S	100	6.9900	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	100	7.0100	7/23/2010	7/28/2010
S	100	7.0200	7/23/2010	7/28/2010
S	100	7.0300	7/23/2010	7/28/2010
S	100	7.0600	7/23/2010	7/28/2010
S	100	7.0700	7/23/2010	7/28/2010
P	200	7.0500	7/23/2010	7/28/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	100	7.0600	7/23/2010	7/28/2010
S	100	7.0600	7/23/2010	7/28/2010
S	100	7.0600	7/23/2010	7/28/2010
S	200	6.9700	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	100	7.0100	7/23/2010	7/28/2010
S	100	7.0100	7/23/2010	7/28/2010
P	200	7.0200	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	200	6.9800	7/23/2010	7/28/2010
S	200	6.9800	7/23/2010	7/28/2010
S	100	6.9800	7/23/2010	7/28/2010
S	100	6.9900	7/23/2010	7/28/2010
S	100	6.9900	7/23/2010	7/28/2010
P	100	6.9950	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
P	5	6.9950	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	100	7.0000	7/23/2010	7/28/2010
S	200	7.0100	7/23/2010	7/28/2010
S	300	7.0100	7/23/2010	7/28/2010
S	200	7.0100	7/23/2010	7/28/2010
S	200	7.0200	7/23/2010	7/28/2010
S	100	7.0300	7/23/2010	7/28/2010
P	200	7.0700	7/23/2010	7/28/2010
S	500	7.0700	7/23/2010	7/28/2010
S	800	7.0700	7/23/2010	7/28/2010
P	266	7.0700	7/23/2010	7/28/2010
S	266	7.0700	7/23/2010	7/28/2010
S	542	7.0700	7/23/2010	7/28/2010
P	542	7.0700	7/23/2010	7/28/2010
S	274	7.0700	7/23/2010	7/28/2010
P	274	7.0700	7/23/2010	7/28/2010
P	266	7.0700	7/23/2010	7/28/2010
S	266	7.0700	7/23/2010	7/28/2010
S	7	7.0400	7/26/2010	7/29/2010
P	87	7.0700	7/26/2010	7/29/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	87	7.0700	7/26/2010	7/29/2010
S	87	7.0700	7/26/2010	7/29/2010
P	87	7.0700	7/26/2010	7/29/2010
P	76	7.0700	7/26/2010	7/29/2010
P	52	7.1000	7/26/2010	7/29/2010
P	13	7.1200	7/26/2010	7/29/2010
P	56	7.1200	7/26/2010	7/29/2010
P	1	7.1200	7/26/2010	7/29/2010
S	1	7.1200	7/26/2010	7/29/2010
P	74	7.1200	7/26/2010	7/29/2010
S	74	7.1200	7/26/2010	7/29/2010
S	339	7.1200	7/26/2010	7/29/2010
P	100	7.1200	7/26/2010	7/29/2010
P	200	7.1200	7/26/2010	7/29/2010
P	181	7.1200	7/26/2010	7/29/2010
S	181	7.1200	7/26/2010	7/29/2010
S	57	7.0500	7/27/2010	7/30/2010
S	69	7.0100	7/27/2010	7/30/2010
P	4	7.0000	7/27/2010	7/30/2010
P	5	7.0000	7/27/2010	7/30/2010
S	5	7.0000	7/27/2010	7/30/2010
S	64	7.0106	7/27/2010	7/30/2010
P	64	7.0106	7/27/2010	7/30/2010
S	1	7.0000	7/27/2010	7/30/2010
P	1	7.0000	7/27/2010	7/30/2010
S	5	7.0000	7/27/2010	7/30/2010
P	5	7.0000	7/27/2010	7/30/2010
S	69	7.0000	7/27/2010	7/30/2010
P	69	7.0000	7/27/2010	7/30/2010
S	83	6.8500	7/28/2010	8/2/2010
P	10	6.7400	7/28/2010	8/2/2010
S	18	6.7500	7/28/2010	8/2/2010
S	32	6.7500	7/28/2010	8/2/2010
S	57	6.7400	7/28/2010	8/2/2010
P	2	6.7400	7/28/2010	8/2/2010
P	1	6.7400	7/28/2010	8/2/2010
S	1	6.7400	7/28/2010	8/2/2010
P	1	6.7400	7/28/2010	8/2/2010
S	1	6.7400	7/28/2010	8/2/2010
S	2,310	6.7400	7/28/2010	8/2/2010
P	477	6.7400	7/28/2010	8/2/2010
P	5,350	6.7400	7/28/2010	8/2/2010
P	300	6.7400	7/28/2010	8/2/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
P	300	6.7400	7/28/2010	8/2/2010
P	200	6.7400	7/28/2010	8/2/2010
P	300	6.7400	7/28/2010	8/2/2010
P	200	6.7400	7/28/2010	8/2/2010
P	200	6.7400	7/28/2010	8/2/2010
P	300	6.7400	7/28/2010	8/2/2010
P	300	6.7400	7/28/2010	8/2/2010
P	200	6.7400	7/28/2010	8/2/2010
S	100	6.7400	7/28/2010	8/2/2010
S	29,000	6.0200	8/2/2010	8/5/2010
P	29,000	6.0200	8/2/2010	8/5/2010
S	33,600	6.0100	8/2/2010	8/5/2010
S	42,000	5.8900	8/3/2010	8/6/2010
S	29,000	5.5500	8/6/2010	8/11/2010
P	29,000	5.5500	8/6/2010	8/11/2010
S	86	5.8000	8/9/2010	8/12/2010
S	24,600	5.8000	8/9/2010	8/12/2010
P	14,997	5.8000	8/9/2010	8/12/2010
S	14,997	5.8000	8/9/2010	8/12/2010
P	3,648	5.8000	8/9/2010	8/12/2010
S	3,648	5.8000	8/9/2010	8/12/2010
S	18,645	5.8000	8/9/2010	8/12/2010
P	18,645	5.8000	8/9/2010	8/12/2010
P	22,753	4.6900	8/17/2010	8/20/2010
S	22,753	4.6900	8/17/2010	8/20/2010
S	22	4.1700	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	200	4.1900	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	100	4.1900	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	400	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	200	4.1800	8/24/2010	8/27/2010
S	100	4.1800	8/24/2010	8/27/2010
S	100	4.2000	8/24/2010	8/27/2010

Purchase (P) / Sale (S)	Shares	Price ($)	Trade Date	Settlement Date
S	100	4.2000	8/24/2010	8/27/2010
S	100	4.2000	8/24/2010	8/27/2010
S	100	4.2100	8/24/2010	8/27/2010
S	100	4.2100	8/24/2010	8/27/2010
S	100	4.2100	8/24/2010	8/27/2010
S	100	4.2300	8/24/2010	8/27/2010
S	100	4.2300	8/24/2010	8/27/2010
S	100	4.2800	8/24/2010	8/27/2010
S	100	4.2400	8/24/2010	8/27/2010
S	200	4.2000	8/24/2010	8/27/2010
S	100	4.2000	8/24/2010	8/27/2010
S	200	4.2000	8/24/2010	8/27/2010
S	100	4.1600	8/24/2010	8/27/2010
S	200	4.1600	8/24/2010	8/27/2010
S	100	4.1600	8/24/2010	8/27/2010
S	100	4.1700	8/24/2010	8/27/2010
P	18	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	200	4.6100	8/31/2010	9/3/2010
P	100	4.6100	8/31/2010	9/3/2010
P	17	4.6100	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6050	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	17	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6050	8/31/2010	9/3/2010
P	100	4.6050	8/31/2010	9/3/2010
P	100	4.6050	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	100	4.6000	8/31/2010	9/3/2010
P	18	4.6050	8/31/2010	9/3/2010